EXHIBIT 99.1

CONTACT

Yue Ming Wai Bonaventure, Chief Financial Officer

011-852-2810-7205 or bonyue@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES, INC. ANNOUNCES

2016 RESULTS OF OPERATIONS

HONG KONG, June 19, 2017 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People’s Republic of China, today announced its results of operations for the year ended December 31, 2016 as follows.

CHINA NATURAL RESOURCES, INC.

      CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands, except share and per share data)

	Year Ended December 31,
	2014	2015	2016	2016
	CNY	CNY	CNY	US$
		(Restated)
CONTINUING OPERATIONS
Revenues	8,303	18,342	—	—
Cost of sales	(6,563)	(31,936)	—	—
Gross profit/(loss)	1,740	(13,594)	—	—
Selling and distribution expenses	(80)	(31)	(23)	(3)
Administrative expenses	(12,226)	(20,163)	(15,014)	(2,162)
Loss arising from temporary suspension of production	—	(830)	(4,073)	(586)
Impairment loss on property, plant and equipment	(8,065)	(7,542)	—	—
Write-down/(Reversal of write-down) of inventories to net realizable value, net	(9,299)	5,474	1,744	251
Other operating income/(expenses), net	554	(3,424)	(3,182)	(457)

OPERATING LOSS	(27,376)	(40,110)	(20,548)	(2,957)

Finance costs	(392)	(444)	(331)	(48)
Foreign exchange difference, net	—	(354)	—	—
Interest income	1,602	1,056	194	28
Non-operating expenses, net	(218)	(93)	(2,351)	(339)

LOSS BEFORE INCOME TAX FROM CONTINUING OPERATIONS	(26,384)	(39,945)	(23,036)	(3,316)

INCOME TAX EXPENSE	(6,839)	(1,504)	—	—

LOSS FOR THE YEAR FROM CONTINUING OPERATIONS	(33,223)	(41,449)	(23,036)	(3,316)

DISCONTINUED OPERATIONS
Loss for the period from discontinued operations, net of tax	(10,708)	—	—	—

LOSS FOR THE YEAR	(43,931)	(41,449)	(23,036)	(3,316)

ATTRIBUTABLE TO:
Owners of the Company
From continuing operations	(33,223)	(41,449)	(23,036)	(3,316)
From discontinued operations	(9,925)	—	—	—
	(43,148)	(41,449)	(23,036)	(3,316)

Non-controlling interests
From continuing operations	—	—	—	—
From discontinued operations	(783)	—	—	—
	(783)	—	—	—

	(43,931)	(41,449)	(23,036)	(3,316)

LOSS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic
- For loss from continuing operations	(1.33)	(1.66)	(0.92)	(0.13)
- For loss from discontinued operations	(0.40)	—	—	—
- Net loss per share	(1.73)	(1.66)	(0.92)	(0.13)

Diluted
- For loss from continuing operations	(1.33)	(1.66)	(0.92)	(0.13)
- For loss from discontinued operations	(0.40)	—	—	—
- Net loss per share	(1.73)	(1.66)	(0.92)	(0.13)

The consolidated statements of profits or loss of the Company for the years ended December 31, 2014, 2015 and 2016 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated statements of profits or loss have been derived from and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016 contained in the Company’s annual report on Form 20-F filed with the Commission on June 19, 2017.

The statement of profit or loss data for the year ended December 31, 2016 includes the results of operations of Double Grow International Limited, which was acquired on December 23, 2016. The statement of profit or loss data for the year ended December 31, 2015, has been restated retrospectively as a result of the acquisition of Double Grow, by using the pooling of interest method since Double Grow’s incorporation date of December 17, 2014.

Mr. Wong Wah On Edward, the Company's Chairman, commented on the results: “In December 2016, we successfully acquired a copper smelting plant in Bolivia. It is anticipated that commercial production will commence during the fourth quarter of 2017 with full production capacity of approximately 3,000 tonnes of copper cathodes annually. In March 2017, we sold our non-ferrous mining operations to an unrelated third party after concluding that current market prices for non-ferrous metals, and the related costs of extraction and processing, did not permit us to engage in profitable mining operations. We will continue to explore new businesses opportunities to contribute to revenues and enhance shareholder values”.

For the convenience of the reader, amounts in Chinese Yuan (“CNY”) have been translated into United States dollars (“US$”) at the rate of US$1.00=CNY6.9448 quoted by UKForex on December 31, 2016.  The CNY is not freely convertible into foreign currencies and no representation is made that the CNY amounts could have been, or could be, converted into US$ at that rate, or at all.

About China Natural Resources:

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiary, is currently preparing for trial production at its copper smelting plant in Western Bolivia, and anticipates that commercial production will commence in the latter part of 2017. Revenues are expected from sales of copper cathodes in markets including Bolivia, Germany and China.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of federal securities laws.  These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements.  Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic, legal and political circumstances in the People’s Republic of China, uncertainties concerning our ability to commence commercial production of the Company’s copper smelting business in Bolivia, uncertainties regarding the political, legal, social and economic circumstances in Bolivia, uncertainties associated with volatility in the market price of copper, uncertainties associated with the Company’s ability to secure copper ore and other raw materials supply for its copper smelting production, uncertainties relating to possible future increases in operating expenses, including costs of labor and materials,  and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.